UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

FLEXION THERAPEUTICS, INC.

(Name of Subject Company)

Flexion Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

33938J106

(CUSIP Number of Class of Securities)

Michael D. Clayman, M.D.

Chief Executive Officer

Flexion Therapeutics, Inc.

10 Mall Road, Suite 301

Burlington, MA 01803

(781) 305-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Miguel J. Vega

Kevin Cooper

Sean M. Clayton

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

(617) 937-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Flexion Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 22, 2021, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on October 22, 2021 by Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 11, 2021 (the “Merger Agreement”), by and among the Company, Pacira and Oyster Acquisition Company Inc., a Delaware corporation and wholly owned subsidiary of Pacira (“Purchaser”) to acquire all of the outstanding shares of common stock of Flexion, $0.001 par value per share (the “Shares”) at an offer price of (i) $8.50 per Share in cash, net of applicable withholding taxes and without interest, plus (ii) one contingent value right per Share, which will represent the right to receive one or more contingent payments of up to $8.00 per Share in the aggregate, in cash, net of applicable withholding taxes and without interest, upon the achievement of specified milestones, described in further detail in the Schedule 14D-9, pursuant to the terms of the Contingent Value Right Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. This Amendment No. 5 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By adding the following before the heading “Cautionary Note Regarding Forward-Looking Statements” on page 44:

“Expiration of the Offering Period; Completion of the Merger

The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern Time, on November 18, 2021 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by American Stock Transfer & Trust Company, LLC, which is the depositary and paying agent for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 26,026,307 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, representing approximately 51.7% of the aggregate number of Shares then outstanding. Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. In addition, the Depositary has also advised Purchaser that, as of such time, Notices of Guaranteed Delivery had been received for 9,526,961 Shares, representing approximately 18.9% of the aggregate number of Shares then outstanding.

Purchaser has irrevocably accepted for payment, and has stated it will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owned a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Accordingly, on November 19, 2021, pursuant to Section 251(h) of the DGCL and the terms of the Merger Agreement, Pacira consummated the Merger without a meeting of stockholders of the Company and without a vote on the adoption of the Merger Agreement by stockholders of the Company. Pursuant to the Merger Agreement, at the Effective Time, Purchaser was merged with and into the Company, with the Company continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Pacira. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest, other than Shares held (i) by the Company or its subsidiaries (including Shares held in the Company’s treasury), (ii) by Pacira, Purchaser, any other direct or indirect wholly owned subsidiary of Pacira, or (iii) by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under the DGCL.

Following the Merger, the Shares will no longer be listed on the Nasdaq Global Market and will be deregistered under the Exchange Act.”

Item 9. Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby supplemented as follows:

1. By inserting the following Exhibit below (a)(16) as Exhibit (a)(17)*.

“Press Release issued by Pacira BioSciences, Inc. on November 19, 2021 (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 4 to the Schedule TO filed on November 19, 2021 by Parent and Purchaser).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEXION THERAPEUTICS, INC.

	By:	/s/ Mark. S. Levine
	Name:	Mark S. Levine
	Title:	General Counsel and Corporate Secretary
Dated: November 19, 2021